Exhibit 2.3

Series [_], a Series of 370 Markets LLC

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Amended and Restated Limited Liability Company Agreement of 370 Markets LLC, as amended from time to time, and as in effect as of the effective date set forth below (the “Operating Agreement”). References to Sections and Articles set forth herein are references to Sections and Articles of the Operating Agreement.

Name of Series	Series [_], a Series of 370 Markets LLC (“Series [_]”).
Effective Date of Establishment	[_].
Managing Member

370 Legacy, Inc. was appointed as the Managing Member of Series [_] with effect from the date of the Operating Agreement and shall continue to act as the Managing Member of Series [_] until dissolution of [_] pursuant to Section 11.1.2(b) or its removal and replacement pursuant to Section 4.03 or ARTICLE 10.

Initial Member	370 Legacy, Inc.
Series [_] Asset

The Series [_] has been acquired as of the date of this Series Designation and any assets and liabilities associated with such asset and such other assets and liabilities acquired by Series [_] from time to time, as determined by the Managing Member in its sole discretion.

Management Fee	The Managing Member is entitled to an annual Management Fee of 8% of the value of the Series [_] Asset, which the Managing Member may waive in its sole discretion.
Issuance	Subject to Section 6.3.1(A), the maximum number of Series [_] Shares the Company can issue is [ ].
Number of Series [_] Shares held by the Managing Member

On the date hereof, Series [_] hereby grants to the Managing Member [_] Series [53] Shares, which Shares shall be considered issued and outstanding as of the date hereof but may not be recorded in the books of the Company until the closing of the Initial Offering of Series [_] Shares. Consideration for such initial issuance shall be paid after the date hereof but prior to the closing of the Initial Offering.

Broker	Dalmore Group, LLC.
Brokerage Fee	1% of the purchase price of the Series [_] Shares sold in the Initial Offering of the Series [_] Shares.

Other Rights

Holders of Series [_] Shares shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of Series [_] Shares.

Officers	There shall initially be no specific officers associated with Series [_], although the Managing Member may appoint officers of Series [_] from time to time, in its sole discretion.
Minimum Shares	One (1) Share per Member.
Managing Member Minimum and Maximum Interests

The Managing Member may purchase a minimum of 2% and a maximum of 10% of Series [_] Shares at the closing of the Initial Offering, although such minimum and maximum thresholds may be waived or modified by the Managing Member in its sole discretion.

MANAGING MEMBER:
370 Legacy, Inc.

By: